THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Asia Satellite Telecommunications Holdings Limited (the “Company”), you should at once hand this Circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

Asia Satellite Telecommunications Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 1135)

CONNECTED TRANSACTION

SHARE PURCHASE AGREEMENT RELATING TO EQUITY INTEREST

IN SPEEDCAST HOLDINGS LIMITED

Independent Financial Adviser to the Independent Board Committee

and the Independent Shareholders

Menlo Capital Limited

A letter from the Board is set out on pages 3 to 8 of this Circular. A letter from Independent Board Committee is set out on pages 9 to 10 of this Circular. A letter from Menlo Capital Limited containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 11 to 20 to this Circular.

15 November 2007

CONTENTS

                                                                                                                                                                            Page

Definitions	1

Letter from the Board	3

Letter from the Independent Board Committee	9

Letter from Menlo Capital Limited	11

Appendix – General Information	21

DEFINITIONS

In this Circular, the following expressions have the meanings set out below unless the context requires otherwise:

“Agreement”	the share purchase agreement entered into between the Vendor and AsiaSat on 25 October 2007 for the purchase by AsiaSat of the Vendor’s entire shareholding of 27.99% in SpeedCast;

“AsiaSat”

Asia Satellite Telecommunications Company Limited, an indirectly wholly-owned subsidiary of the Company incorporated under the laws of Hong Kong, the principal business of which is the provision of satellite services to broadcasting and telecommunications markets;

“Board”	the board of Directors;

“Business Day”	a day on which the banks in Hong Kong are generally open for business (excluding Saturday);

“Company”

Asia Satellite Telecommunications Holdings Limited, an investment holding company incorporated under the laws of Bermuda, which indirectly owns the entire issued share capital of AsiaSat. The shares of the Company are listed on the main board of the Stock Exchange;

“Completion”	the completion of the Agreement;

“Conditions”	the conditions precedent upon which the Completion is subject to;

“Connected Transaction”	the sale and purchase of 27.99% equity interest in SpeedCast as stipulated in the Agreement;

“Directors”	the directors of the Company;

“Discloseable Transaction”

the discloseable transaction in which AsiaSat acquired an aggregate of 24.65% equity interest in SpeedCast from two third parties independent of the Company and its connected persons as defined in the Listing Rules, as announced by the Company on 12 September 2007;

“Group”	the Company and its subsidiaries from time to time;

DEFINITIONS

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“Independent Board	a board committee, comprising the independent non-executive
Committee”	Directors who are not interested in the transactions contemplated under the Agreement, established to advise the Independent Shareholders in respect of the terms of the Agreement;

“Independent Shareholders”	the independent shareholders of the Company to the Connected Transaction, i.e. the Shareholders;

“Latest Practicable Date”	12 November 2007, being the latest practicable date prior to the printing of this Circular for ascertaining certain information in this Circular;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“SFO”	The Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shareholders”	the shareholders of the Company;

“SpeedCast Limited”

SpeedCast Limited, a wholly-owned subsidiary of SpeedCast incorporated under the laws of Hong Kong, the principal business of which is the provision of two way backbone and broadband solutions to a diversified market portfolio in a number of countries;

“SpeedCast”	SpeedCast Holdings Limited, an investment holding company incorporated in the Cayman Islands with limited liability, which owns the entire issued share capital of SpeedCast Limited;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and

“US$”	United States dollars, the lawful currency of the United States of America.

For the purpose of this Circular, the amounts in US$ have been converted at HK$/US$ exchange rate of 7.80/1.00.

LETTER FROM THE BOARD

Asia Satellite Telecommunications Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 1135)

Directors:	Registered Office
MI Zeng Xin* (Chairman)	Canon’s Court
Ronald J. HERMAN, Jr.*(Deputy Chairman)	22 Victoria Street
Peter JACKSON(Chief Executive Officer)	Hamilton HM12
William WADE (Deputy Chief Executive Officer)	Bermuda

John F. CONNELLY*

Mark CHEN*	Principle Place of Business
Nancy KU*	17th Floor, The Lee Gardens
DING Yu Cheng*	33 Hysan Avenue
JU Wei Min*	Causeway Bay
KO Fai Wong*	Hong Kong

Edward CHEN**

Robert SZE**

James WATKINS**

*	Non-executive Director
**	Independent Non-executive Director

15 November 2007

To Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

SHARE PURCHASE AGREEMENT RELATING TO EQUITY INTEREST

IN SPEEDCAST HOLDINGS LIMITED

INTRODUCTION

The Company announces that on 25 October 2007, AsiaSat, an indirectly wholly-owned subsidiary of the Company, entered into the Agreement to purchase from the Vendor its entire shareholding of 27.99% in SpeedCast, a non wholly-owned subsidiary of the Company, at a consideration of approximately US$3.36 million (approximately HK$26.19 million) in cash.

LETTER FROM THE BOARD

AGREEMENT

Date

25 October 2007

Parties

Vendor:	TVG Phoenixnet Investment Limited, a shareholder of 27.99% of the issued share capital of SpeedCast and a connected person of the Company pursuant to Chapter 14A of the Listing Rules.

Purchaser:	AsiaSat, an indirectly wholly-owned subsidiary of the Company.

Subject matter

Pursuant to the Agreement, AsiaSat agreed to acquire, and the Vendor agreed to sell, shares constituting 27.99% of the issued share capital of SpeedCast. Upon Completion, the shareholding of AsiaSat in SpeedCast will increase from 72.01% to 100%, and SpeedCast will become a wholly-owned subsidiary of the Company.

Consideration

The total consideration for the Connected Transaction is approximately US$3.36 million (approximately HK$26.19 million) payable in cash upon Completion, which is to be funded by the internal resources of the Group. Such consideration was negotiated on an arm’s-length basis having regard to the enterprise value of the revenue, assets, profits and the business prospects of SpeedCast.

Conditions

The Completion is conditional upon the approval of the Connected Transaction by the Independent Shareholders, or where permitted under the Listing Rules, by a written approval from Bowenvale Limited (“Bowenvale”), the controlling shareholder of the Company.

Completion

Completion shall take place within ten Business Days after all the Conditions being satisfied.

LETTER FROM THE BOARD

The following simplified corporate charts illustrate the respective shareholdings of the Company before and immediately after Completion:

Before Completion

Immediately after Completion

LETTER FROM THE BOARD

INFORMATION ON SPEEDCAST

SpeedCast is an investment holding company which directly owns the entire issued share capital of SpeedCast Limited, a company that provides two way backbone and broadband solutions to a diversified market portfolio in a number of countries. AsiaSat made its initial investment in SpeedCast in April 2000 and gradually increased its shareholding in SpeedCast to 47.36% in April 2004. The shareholding of AsiaSat in SpeedCast was further increased to 72.01% upon the completion of the Discloseable Transaction on 31 August 2007.

The unaudited book value of the total assets and net assets of SpeedCast as at 31 August 2007 were approximately HK$44 million and HK$11 million respectively, whereas the net profits before and after taxation and extraordinary items attributable to the assets of SpeedCast were approximately HK$0.4 million and HK$0.4 million respectively for the financial year 2005, and HK$5.2 million and HK$5.2 million respectively for the financial year 2006. The financial statements of SpeedCast for the aforesaid financial years have been prepared in accordance with the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants.

INFORMATION ON THE VENDOR

The Company understood from the Vendor that it is an investment holding company incorporated in the British Virgin Islands and its entire issued share capital is owned by TVG Asian Communications Fund II, L.P., an exempted limited partnership registered in the Cayman Islands, which makes equity and equity-related investments in companies primarily based in, or with significant operations in, Asia.

As SpeedCast is a non wholly-owned subsidiary of the Company, the Vendor is a connected person of the Company pursuant to Chapter 14A of the Listing Rules by virtue of its substantial shareholding in SpeedCast. The Vendor also confirmed to the Company that neither the Vendor nor its associates has any shareholding interest in the Company.

INFORMATION ON THE GROUP

The Group is engaged in the provision of satellite communication channel capacity and satellite services to broadcasting and telecommunication markets.

LETTER FROM THE BOARD

REASONS FOR AND BENEFITS OF THE CONNECTED TRANSACTION

The conducting of the Connected Transaction is the step towards finalising the strategic goal of the Company in simplifying the shareholding structure of SpeedCast. Upon Completion, SpeedCast will become a wholly-owned subsidiary of AsiaSat and thus allowing AsiaSat a more flexible funding to SpeedCast Limited in supporting its further expansion.

The Directors (including the independent non-executive Directors) are of the view that the terms of the Connected Transaction are fair and reasonable, and are in the interests of the Company and the Shareholders as a whole.

FINANCIAL EFFECT OF TRANSACTION

(a)	Effect on earnings

Upon the Completion, the Group will fully consolidate the results of SpeedCast. The net profits attributable to the assets of SpeedCast, both before and after taxation and extraordinary items, stood at approximately HK$0.4 million for the financial year 2005, and HK$5.2 million for the financial year 2006. Accordingly, the Directors expect that there will be a positive impact to the earnings of the Group subsequent to the Completion. However, the actual earnings impact will be subject to the future performance of the SpeedCast.

(b)	Effect on net tangible assets

After the Completion, the net tangible assets will be reduced by around HK$23.09 million but there will be a corresponding increase of HK$23.09 million in goodwill of the Group. The decrease in the net tangible assets of the Group is justified after taking into the account to potential profit of SpeedCast to be fully consolidated into the accounts of the Group.

LISTING RULES IMPLICATIONS

As the Vendor is a substantial shareholder of SpeedCast, the transaction contemplated under the Agreement constitutes a connected transaction for the Company pursuant to Chapter 14A of the Listing Rules (i.e. the “Connected Transaction”). As one of the applicable percentage ratios of the Connected Transaction exceeds 2.5% and the total consideration involved is over HK$10,000,000, the Connected Transaction is subject to the disclosure and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

LETTER FROM THE BOARD

The Independent Board Committee comprising the independent non-executive Directors has been appointed to consider the terms of the Agreement. An independent financial adviser has also been appointed to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the Connected Transaction.

As no shareholder of the Company is required to abstain from voting on the Connected Transaction, Bowenvale, the Company’s controlling shareholder holding approximately 68.9% of the issued share capital of the Company as at the date of this Circular, has approved the Connected Transaction by written approval in accordance with Rule 14A.43 of the Listing Rules after taking into account the Independent Board Committee’s view on the terms of the Connected Transaction being fair and reasonable so far as the Shareholders are concerned, and are in the interests of the Company and the Shareholders as a whole. The Company has applied and was so granted by the Stock Exchange a waiver of the requirement to hold a shareholders’ meeting in accordance with Rule 14A.43 of the Listing Rules on the basis of a written approval from Bowenvale.

RECOMMENDATIONS

The Directors are of the opinion that the terms of the Connected Transaction are on normal commercial terms, fair and reasonable so far as the Shareholders are concerned and are in the best interests of the Company and the Shareholders as a whole.

Your attention is drawn to the letter from the Independent Board Committee set out on pages 9 to 10 of this Circular and the letter from Menlo Capital Limited, being the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in respect of the Connected Transaction contemplated under the Agreement, set out on pages 11 to 20 of the Circular.

GENERAL INFORMATION

Your attention is also drawn to the general information set out in the Appendix to this Circular.

Yours faithfully

For an on behalf of the Board

MI Zeng Xin

Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The following is the full text of the letter from the Independent Board Committee to the Independent Shareholders in connection with the Connected Transaction which has been prepared for the purpose of inclusion in this circular:

Asia Satellite Telecommunications Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 1135)

15 November 2007

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

SHARE PURCHASE AGREEMENT RELATING TO EQUITY INTEREST

IN SPEEDCAST HOLDINGS LIMITED

We have been appointed as the Independent Board Committee to advise you in connection with the share purchase agreement relating to the acquisition of an equity interest in SpeedCast Holdings Limited, details of which are set out in the letter from the Board contained in this Circular, to which this letter forms part.

Terms defined in this letter shall have the same meanings when used herein unless the context otherwise requires. Menlo Capital Limited has been appointed as the independent financial adviser to advise us and the Independent Shareholders on the terms of the Connected Transaction.

We wish to draw your attention to the letter from the Board on pages 3 to 8 of this Circular, which sets out information in connection with the Connected Transaction. We also wish to draw your attention to the letter from Menlo Capital Limited to the Independent Board Committee and the Independent Shareholders which contains its advice in respect of the Connected Transaction set out on pages 11 to 20 of this Circular.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having taken into account the principal factors and reasons considered by Menlo Capital Limited, its opinion and recommendation, we concur with the view of Menlo Capital Limited and consider that the terms of the Connected Transaction are fair and reasonable, and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to approve the Connected Transaction if a shareholder’s meeting of the Company is to be convened for the purpose of considering and approving the Connected Transaction.

Yours faithfully,

For and on behalf of the

Independent Board Committee

Edward Chen	Robert Sze	James Watkins
Independent	Independent	Independent
Non-executive Director	Non-executive Director	Non-executive Director

LETTER FROM MENLO CAPITAL LIMITED

The following is the full text of the letter from Independent Financial Adviser to the Independent Board Committee and Independent Shareholders in connection with the Connected Transaction which has been prepared for the purpose of inclusion in this Circular:

Menlo Capital Limited

Unit 06, 1st Floor

Beautiful Group Tower

77 Connaught Road Central

Hong Kong

15 November 2007

To the Independent Board Committee and the Independent Shareholders of

  Asia Satellite Telecommunications Holdings Limited

Dear Sirs,

CONNECTED TRANSACTION

SHARE PURCHASE AGREEMENT RELATING TO EQUITY

INTEREST IN SPEEDCAST HOLDINGS LIMITED

INTRODUCTION

We refer to our engagement as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the Connected Transaction, details of which are set out in the “Letter from the Board” in the circular (the “Circular”) issued by the Company to the Shareholders dated 15 November 2007 of which this letter forms part. Capitalised terms used in this letter shall have the same meanings ascribed to them in the Circular unless the context otherwise requires.

On 25 October 2007, AsiaSat, an indirectly wholly-owned subsidiary of the Company, entered into the Agreement to purchase from the Vendor its entire shareholding of 27.99% in SpeedCast, a non-wholly owned subsidiary of the Company, at a consideration of approximately US$3.36 million (approximately HK$26.19 million) in cash, which is to be funded by the internal resources of the Group. Upon Completion, the shareholding of AsiaSat in SpeedCast will increase from 72.01% to 100%, and SpeedCast will become a wholly-owned subsidiary of the Company.

LETTER FROM MENLO CAPITAL LIMITED

As the Vendor is a substantial shareholder of SpeedCast, the transaction contemplated under the Agreement constitutes a connected transaction for the Company pursuant to the Listing Rules. As one of the applicable percentage ratios of the Connected Transaction exceeds 2.5% and the total consideration involved is over HK$10,000,000, the Connected Transaction is subject to the reporting, announcement and the Independent Shareholders’ approval requirements under of the Listing Rules.

In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Circular which have been provided to us by the Directors and which the Directors consider to be complete and relevant, and have assumed that the statements made were true, accurate and complete at the time they were made and continue to be true on the date of the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due and careful enquiry and are based on honestly-held opinions. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and we have been advised by the Directors that no material facts have been omitted from the information and representations provided in and referred to in the Circular.

We consider that we have received sufficient information to enable us to reach an informed view and to justify our reliance on the accuracy of the information and representations contained in the Circular and to provide a reasonable basis for our view and recommendation. We have no reason to suspect that any material information has been withheld by the Company or by the Directors. We have not, however, carried out any independent investigation into the business and affairs of the Group. We have taken all reasonable steps pursuant to rule 13.80 of the Listing Rules which include the following:

1.

obtaining all information and documents relevant to the assessment of the fairness and reasonableness of the Connected Transaction, including but not limited to, the Agreement, the information related to the SpeedCast, the annual reports of the Group for the years ended 31 December 2005 and 31 December 2006, the interim report of the Group for six months ended 30 June 2007 and the unaudited accounts of SpeedCast for eight months ended 31 August 2007;

2.	reviewing the performance and the financial situation of the Company and SpeedCast as well as the reasons and the background of the Connected Transaction;

3.	reviewing the terms of the Connected Transaction; and

4.	reviewing the terms of the Discloseable Transaction announced by the Company on 12 September 2007.

LETTER FROM MENLO CAPITAL LIMITED

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion and recommendation to the Independent Board Committee and the Independent Shareholders on the terms of the Connected Transaction, we have considered the following principal factors and reasons:

I.	Background and Reasons for the Connected Transaction

The Group is engaged in the provision of satellite communication channel capacity and satellite services to broadcasting and telecommunication markets.

Information on SpeedCast

SpeedCast is an investment holding company which directly owns the entire issued share capital of SpeedCast Limited, a company that provides two way backbone and broadband solutions to a diversified market portfolio in a number of countries. AsiaSat made its initial investment in SpeedCast in April 2000 and gradually increased its shareholding in SpeedCast to 47.36% in April 2004. The shareholding of AsiaSat in SpeedCast was further increased to 72.01% upon the completion of the Discloseable Transaction on 31 August 2007.

The unaudited book value of the total assets and net assets of SpeedCast as at 31 August 2007 were approximately HK$44 million and HK$11 million, respectively, whereas the net profits both before and after taxation and extraordinary items attributable to the assets of SpeedCast were approximately HK$0.4 million and HK$0.4 million respectively for the financial year 2005 and HK$5.2 million and HK$5.2 million respectively for the financial year 2006, being prepared in accordance with the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants.

Information on the vendor

The Company understood from the Vendor that it is an investment holding company incorporated in the British Virgin Islands and its entire issued share capacity is owned by TVG Asian Communications Fund II, L.P. As SpeedCast is a non-wholly subsidiary of the Company, the Vendor is a connected person of the Company pursuant to the Listing Rules.

LETTER FROM MENLO CAPITAL LIMITED

The Directors (excluding the independent non-executive Directors whose views will be set out in the letter from the Independent Board Committee on pages 9 to 10 of this Circular) are of the view that the conducting of the Connected Transaction is the step towards finalising the strategic goal of the Company in simplifying the shareholding structure of SpeedCast to allow more flexible funding in SpeedCast Limited to support its further expansion. The Connected Transaction of the remaining equity interest in SpeedCast by the Group will enable the Group to capture 100% of the profit in SpeedCast.

II.	Terms of the Agreement

Date

25 October 2007

Parties

Vendor:	TVG Phoenixnet Investment Limited, a shareholder of 27.99% of the issued share capital of SpeedCast and a connected person of the Company pursuant to the Listing Rules.

Purchaser:	AsiaSat, an indirectly wholly-owned subsidiary of the Company.

Subject matter

Pursuant to the Agreement, AsiaSat agreed to acquire, and the Vendor agreed to sell, shares constituting 27.99% of the issued share capital of SpeedCast. Upon Completion, the shareholding of AsiaSat in SpeedCast will increase from 72.01% to 100%, and SpeedCast will become a wholly-owned subsidiary of the Company.

Conditions

The Completion is conditional upon the approval of the Connected Transaction by the Independent Shareholders, or where permitted under the Listing Rules, by a written approval from Bowenvale, the controlling shareholder of the Company.

LETTER FROM MENLO CAPITAL LIMITED

Consideration

The total consideration for the Connected Transaction is approximately US$3.36 million (approximately HK$26.19 million) payable in cash upon Completion, which is to be funded by the internal resources of the Group. Such consideration was negotiated on an arm’s-length basis having regard to the enterprise value of the revenue, assets, profits and the business prospects of SpeedCast.

We have reviewed the Agreement and are not aware of any irregular terms incorporated in the Agreement. Based on the terms of the Agreement, including but no limited to, the consideration of the Agreement and the conditions of the Completion subject to the approval by the Independent Shareholders, we are of the view that the terms of the Connected Transaction are on normal commercial basis.

The Company announced on 12 September 2007 the Discloseable Transaction of acquiring 23.39% and 1.26% in SpeedCast from the Tech System Limited and Yahoo! Inc,. respectively, who are both independent third parties to the Company. The consideration paid by the Company for the aggregated 24.65% of SpeedCast under the Discloseable Transaction was approximately US$2.96 million (HK$23.07 million). We note that the consideration of the Connected Transaction of approximately HK$26.19 million for 27.99% equity interest in SpeedCast is the same as the unit price per share percentage of approximately HK$23.07 million per 24.65% of SpeedCast under the Discloseable Transaction. Accordingly, the unit price of the considerations offered under the Connected Transaction is not more favourable than the consideration offered under the Discloseable Transaction.

Having taken into account of that (i) the Connected Transaction is entered on normal commercial basis; and (ii) the consideration offered to Vendor in relation to the Connected Transaction being not more favourable than the independent third party; we are of the view that the terms of the Agreement are fair and reasonable.

SpeedCast provides two way backbone and broadband solutions to a diversified market portfolio in a number of countries which is in line with the business scope of the Company of the provision of satellite communication channel capacity and satellite services to broadcasting and telecommunication markets. We are of the view that the Connected Transaction will simplify the shareholding structure of SpeedCast to allow more flexible funding in SpeedCast Limited to support its further expansion. We consider the Connected Transaction to be in the ordinary course of business of the Company and in the interest of the Company and the Shareholders as a whole.

LETTER FROM MENLO CAPITAL LIMITED

Completion

Completion shall take place by ten Business Days after all the Conditions being satisfied. The following simplified corporate charts illustrate the respective shareholdings of the Company before and immediately after Completion:

Before Completion

Immediately after Completion

LETTER FROM MENLO CAPITAL LIMITED

III.	Financial Effects of Entering into the Connected Transaction

Upon Completion, the Group will have 100% shareholding of SpeedCast and thus will consolidate 100% of the net profits of SpeedCast to the financial statements of the Group. The financial effects of entering into the Connected Transaction are summarised as follows:

Working capital and gearing

The consideration will be fully financed by the internal resources of the Group. Therefore, there will be a net cash outflow in total of approximately HK$26.19 million after the Completion.

The working capital (expressed as the net position of the current assets and the current liabilities) of the Group was approximately HK$1,851.4 million according to the unaudited accounts of the Group as at 30 June 2007. The working capital of the Group after Completion would be reduced by approximately HK$26.19 million or 1.41% which will be satisfied by the Group’s existing cash and cash equivalents of aggregated amount of approximately HK$2,084.8 million.

The total liabilities and the net tangible assets of the Group as at 30 June 2007 were approximately HK$692.3 million and approximately HK$5,271.7 million respectively. Based on the unaudited accounts of the Group as at 30 June 2007, the gearing (expressed as the total liabilities to the net tangible assets) was 13.13%. The net tangible assets will be decreased by approximately HK$26.19 million after the Completion. Accordingly, based on the unaudited accounts of the Group as at 30 June 2007, the gearing of the Group would be slightly increased by 0.06% from 13.13% to 13.19% after Completion.

We are of the view that the slight reduction of working capital of approximately 1.41% and the minimal increase of the gearing ratio by 0.06% after Completion would have minor impact on the financial position of the Group.

LETTER FROM MENLO CAPITAL LIMITED

Earnings

Upon Completion, the Group will share 100% of the net earnings of SpeedCast. The remaining 27.99% of the net profits of SpeedCast, as a result of the Connected Transaction, will be fully consolidated into the account of net profit after the minority interests of the Group.

We are of the view that the sharing of 100% of SpeedCast will further strengthen the profitability in terms of net profit after the minority interests as well as earning per share of the Group is in the interests of the Company and the Shareholders as a whole. There will be no accounting impact on the consolidated turnover, profit before tax, profit after taxation and before minority interests after the Completion as SpeedCast has already been a subsidiary of the Company and these figures have already been consolidated in the Group’s accounts.

Net tangible assets

After Completion , a total amount of approximately HK$26.19 million would be paid to the Vendor in exchange for net tangible assets value of approximately HK$3.1 million (being 27.99% of the unaudited net tangible assets of SpeedCast of approximately HK$11 million as at 31 August 2007). Accordingly, there will be a reduction of net tangible assets of approximately HK$23.09 million (being the net position of the consideration of approximately HK$26.19 million and net tangible assets value of approximately HK$3.1 million) and the correspondingly increase in goodwill of approximately HK$23.09 million of the Group after the Completion.

The Directors are of the view that the acquisition of SpeedCast has a strategic value to AsiaSat as the Group can provide its customers the seamless one-stop service that integrates satellite capacity with a hub network, ground equipment and operational services. In addition, SpeedCast can also incubate new satellite applications and services in the Asia Pacific region where it has established presences and in turn AsiaSat can establish an alternative distribution outlet for the Group’s transponder capacity. Based on the unaudited accounts of the Group as at 30 June 2007, the net tangible assets value of the Group was approximately HK$5,271.7 million. We are of the view that the decrease in net tangible assets of approximately HK$23.09 million of the Group is justified after taking into account that after the Completion the business prospect to be derived from the full control of SpeedCast and the potential profit of SpeedCast related business will be fully consolidated into the accounts of the Group. We are of the view that the simplified shareholding structure of SpeedCast allowing more flexible funding in SpeedCast Limited to support its further expansion is in the interest of the Company and the Shareholders as a whole.

LETTER FROM MENLO CAPITAL LIMITED

OPINION

Having taken into consideration of the above principal factors and reasons, in particular:

1.	the business prospect to be derived from the full control of SpeedCast and the potential profit of SpeedCast related business will be fully consolidated into the accounts of the Group;

2.	the business of SpeedCast and Connected Transaction are in line with the ordinary course of business of the Group;

3.

the Connected Transaction is the step towards finalising the strategic goal of the Company in simplifying the shareholding structure of SpeedCast to allow more flexible funding in SpeedCast Limited to support its further expansion;

4.	the sharing of 100% of SpeedCast will further strengthen the profitability in terms of net profit after the minority interests as well as earning per share of the Group;

5.	the negative impact on the working capital, the gearing and the net assets of the Group being slight; and

6.	the unit price of the consideration offered to Vendor in relation to the Connected Transaction is not more favourable than the consideration offered to the independent third party,

we consider that the Connected Transaction is in the interest of the Company and the Shareholders as a whole and in the ordinary course of business of the Company and that the terms of the Connected Transaction are fair and reasonable and on normal commercial business.

LETTER FROM MENLO CAPITAL LIMITED

RECOMMENDATION

As no shareholder of the Company is required to abstain from voting on the Connected Transaction, Bowenvale Limited, the Company’s controlling shareholder holding approximately 68.9% of the issued share capital of the Company as at the date of this Circular, intends to approve the Connected Transaction by written shareholders’ approval in accordance with Rule 14A.43 of the Listing Rules if the Independent Board Committee considers the terms of the Connected Transaction fair and reasonable so far as the Shareholders are concerned, and are in the interests of the Company and the Shareholders as a whole. An application has been made to the Stock Exchange and the Company was so granted for a waiver of the requirement to hold a shareholders’ meeting in accordance with Rule 14A.43 of the Listing Rules on the basis of a written approval from Bowenvale.

We are of the view that the entering into the Connected Transaction is in the ordinary course of business, on normal commercial terms and in the interests of the Company and the Shareholders as a whole and that the terms of the Connected Transaction are fair and reasonable so far as the interests of the Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to approve the Connected Transaction if a shareholders’ meeting of the Company is to be convened for the purpose of considering and approving the Agreement.

Yours faithfully,

For and on behalf of

Menlo Capital Limited

Michael Leung

Director

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts, the omission of which would make any statement contained in this Circular misleading.

2.	DISCLOSURE OF INTEREST

(a)	Interest of Directors and chief executives in securities

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and the chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to the Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO), or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein, or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

(i)	Shares in the Company (including shares under share award scheme described in (ii))

Number
	Long or		of ordinary
	short		shares in	Percentage of
Name of Director	Capacity	position	the Company	issued capital

Peter JACKSON	Beneficial owner	Long position	319,784	0.08%
William WADE	Beneficial owner	Long position	87,472	0.02%
James WATKINS	Beneficial owner	Long position	50,000	0.01%

(ii)	Shares under share award scheme (contingent interests awarded but not vested)

Number
	Long or		of ordinary
	short		shares in	Percentage of
Name of Director	Capacity	position	the Company	issued capital

Peter JACKSON	Beneficial owner	Long position	106,284	0.03%
William WADE	Beneficial owner	Long position	82,472	0.02%

APPENDIX	GENERAL INFORMATION

(b)	Substantial shareholders

Save as disclosed below, the Directors and chief executive of the Company are not aware that there was any party who, as at the Latest Practicable Date, has an interest or short position in the shares (including options) of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO.

Shares in the Company

No. of
		Long	ordinary
		or short	shares in the
Name	Capacity	position	Company	%

Bowenvale Limited	Beneficial owner	Long position	268,905,000	68.74
AsiaCo Acquisition	Beneficial owner	Long position	22,269,695	(1) 5.69

  Limited

Able Star Associates	Interest in controlled	Long position	291,174,695	(1) & (2)	74.43
Limited	corporation
CITIC Group	Interest in controlled	Long position	291,174,695	(1) & (2)	74.43
	corporation
GE Pacific-3	Interest in controlled	Long position	268,905,000	(3)	68.74
Holdings, Inc.	corporation
General Electric	Interest in controlled	Long position	291,174,695	(1) & (3)	74.43
Company	corporation

Notes:

(1)

AsiaCo Acquisition Limited (“AsiaCo”) controls 5.69% of the voting rights of the Company. AsiaCo is a company owned as to 50% (voting interest) by Able Star (defined below), a wholly-owned subsidiary of CITIC Asia Limited (“CITIC Asia”), which in turn is wholly-owned by CITIC Projects Management (HK) Limited (“CITIC Projects”), a wholly-owned subsidiary of CITIC Group, and 50% (voting interest) by GE Capital Equity Investments, Inc. (“GE Equity”) an indirectly wholly-owned subsidiary of General Electric Company (“GE”). Accordingly, Able Star, CITIC Asia, CITIC Projects, CITIC Group, GE Equity, and GE are deemed to be interested in the 22,269,695 shares of the Company held by AsiaCo.

(2)

Able Star Associates Limited (“Able Star”) controls 50% of the voting rights of Bowenvale Limited (“Bowenvale”). Able Star is wholly-owned by CITIC Asia which in turn is wholly-owned by CITIC Projects, a wholly-owned subsidiary of CITIC Group. Accordingly, Able Star, CITIC Asia, CITIC Projects and CITIC Group are deemed to be interested in the 268,905,000 shares of the Company held by Bowenvale.

(3)

GE Pacific-3 Holdings, Inc. (“Pacific 3”) controls approximately 45% of the voting rights of Bowenvale and other GE affiliates own another 5%. They are all indirect, wholly-owned subsidiaries of GE. Accordingly, Pacific 3 and its GE affiliates are interested in the 268,905,000 shares of the Company held by Bowenvale.

APPENDIX	GENERAL INFORMATION

(c)	Directors’ interests in competing businesses

Ronald J. HERMAN, Jr., Mark CHEN and Nancy KU are senior executives and/or directors of certain subsidiaries of GE, a substantial shareholder of Bowenvale which in turn is the substantial shareholder of the Company. GE has substantial interests in GE International Holdings, Inc., operator of a satellite, GE-23, which competes to some extent with the business of the Company as GE-23 provides transponder capacity to certain Asia Pacific locations that are also served by the Company.

(d)	Service contracts

Peter JACKSON, an Executive Director and the Chief Executive Officer of the Company entered into a service contract with the Company on 5 June 1996 for an initial term of three years from 18 June 1996 to 17 June 1999 and thereafter, the contract shall continue unless or until terminated by either party in writing giving to the other not less than twelve calendar months’ notice in writing to expire on or at any time after the end of the initial 3-year period.

William WADE, an Executive Director and the Deputy Chief Executive Officer of the Company entered into a service contract with the Company on 3 June 1996 for an initial term of two years from 18 June 1996 to 17 June 1998 and thereafter, the contract shall continue unless or until terminated by either party in writing giving to the other not less than six calendar months’ notice in writing to expire on or at any time after the end of the initial 2-year period.

(e)	Save as disclosed in this Circular,

(i)	none of the Directors has any direct or indirect interest in any assets acquired or disposed of by or leased to any member of the Group since 31 December 2006, and;

(ii)	no Director is materially interested in any contract or arrangement subsisting at the date of this Circular which is significant in relation to the business of the Group.

3.     EXPERT'S QUALIFICATION AND CONSENT

(a)	Menlo Capital Limited is a corporation licensed to conduct type 6 (advising on corporate finance) regulated under the SFO.

(b)

As at the Latest Practicable Date, Menlo Capital Limited did not have any shareholding in the Company or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in the Company, nor did it have any interest, directly or indirectly, in any assets which had been acquired or disposed of or leased to any member of the Group, or were proposed to be acquired or deposed of by or leased to any member of the Group since 31 December 2006, being the date to which the latest published audited financial statements of the Company were made up.

(c)

Menlo Capital Limited has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its letter dated 15 November 2007 as set out in this Circular and references to its name in the form and context in which they appear.

4.	MATERIAL ADVERSE CHANGE

The Directors confirm that, as at the Latest Practicable Date, they are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2006, being the date to which the latest published audited accounts of the Company were made up.

5.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the Company’s offices at 17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong during normal business hours up to and including 28 November 2007:

(a)	the Directors’ service contracts referred to in the paragraph headed “service contracts” of this Appendix; and

(b)	the Agreement.

6.	MISCELLANEOUS

The English text of this Circular shall prevail over the Chinese text.